EXHIBIT 99.7
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                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]



PRESS RELEASE
FOR IMMEDIATE RELEASE
APRIL 17, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES DISTRIBUTION OF $0.12 FOR
APRIL 2003
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CALGARY, APRIL 17, 2003 - (VKR.UN) Viking Energy Royalty Trust (the "Trust")
announces that it has declared Unitholder distributions of $0.12 per Unit for the month of April 2003. The distribution will be paid on May 15, 2003, to Unitholders of record on April 30, 2003 with the ex-distribution date being April 28, 2003. Including this amount, distributions paid in 2003 will be $0.46, and the trailing twelve-month distributions will be $1.26 per Unit.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. With the acquisition of KeyWest, Viking is currently producing approximately 20,000 BOE per day, of which 65% is oil. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 80,490,211 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3-million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".


For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations




To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com